Exhibit 99.1

Ctrip Reports Unaudited Second Quarter of 2017 Financial Results

Shanghai, China, August 31, 2017 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2017.

Key Highlights

•                                Ctrip reported strong financial results in the second quarter of 2017.

•                      Net revenue increased 45% year-on-year to RMB6.4 billion in the second quarter of 2017.

•                  The accommodation reservation business delivered healthy growth in the second quarter of 2017, primarily driven by the volume growth of organic businesses.

•                  The transportation ticketing business also continued its strong growth, benefiting from solid execution of organic air ticketing business, fast growing new business units and the addition of Skyscanner to the Ctrip group.

•                      Gross margin was 82% for the second quarter of 2017, improving from 72% for the same quarter of 2016 and 80% for the previous quarter, due to further efficiency gain.

•                      Operating margin for the second quarter of 2017 was 10%. Excluding share-based compensation charges, Non-GAAP operating margin for the second quarter of 2017 was 18%, improving significantly from 4% for the same quarter a year of 2016, primarily driven by improvements in operating efficiency across the board and synergies from the invested companies.

•                                The company has continued to strengthen its position in lower-tier cities. Both new customer acquisition and user engagement in lower-tier cities improved significantly in the second quarter of 2017. Ctrip and Qunar have opened over 400 offline retail stores by the end of the quarter with approximately 200 more in the pipeline.

•                                Skyscanner has officially launched its “direct booking” business, which introduces travelers to a seamless booking experience. Conversion rates of mobile traffic for direct-booking partners have increased by approximately 50%.

“We are pleased with the strong operating and financial results in the second quarter.” said Jane Jie Sun, Chief Executive Officer. “Ctrip maintained healthy revenue growth and achieved continual improvement in operating efficiency. The group will remain focused on operating fundamentals that create value for our customers and suppliers. We are confident that Ctrip will generate long-term value for shareholders in the years to come.”

“The Ctrip group has made good progress in expanding into lower-tier cities and increasing presence in international markets in the first half of 2017,” said James Jianzhang Liang, Executive Chairman. “We will continue to invest in these markets and keep improving our comprehensive product offering, providing superior services and driving effective marketing to serve both domestic and international customers.”

Second Quarter of 2017 Financial Results and Business Updates

For the second quarter of 2017, Ctrip reported net revenue of RMB6.4 billion (US$946 million), representing a 45% increase from the same period of 2016. Net revenue for the second quarter of 2017 increased 5% from the previous quarter.

Accommodation reservation revenue for the second quarter of 2017 were RMB2.3 billion (US$341 million), representing a 30% increase from the same period of 2016, primarily driven by an increase in accommodation reservation volume. Accommodation reservation revenue for the second quarter of 2017 increased 12% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the second quarter of 2017 were RMB3.0 billion (US$441 million), representing a 49% increase from the same period of 2016, primarily driven by an increase in ticketing volume and the consolidation of Skyscanner’s financial results since December 31, 2016. Transportation ticketing revenue increased 4% from the previous quarter, primarily due to seasonality.

Packaged-tour revenue for the second quarter of 2017 were RMB612 million (US$90 million), representing a 29% increase from the same period of 2016, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenue for the second quarter of 2017 decreased 13% from the previous quarter, primarily due to seasonality for Chinese New Year in the first quarter.

Corporate travel revenue for the second quarter of 2017 were RMB199 million (US$29 million), representing a 36% increase from the same period of 2016, primarily driven by expansion in travel product coverage. Corporate travel revenue for the second quarter of 2017 increased 38% from the previous quarter, primarily due to seasonality.

Gross margin was 82% for the second quarter of 2017, compared to 72% for the same period of 2016, and 80% for the previous quarter.

Product development expenses for the second quarter of 2017 increased by 18% to RMB2.0 billion (US$300 million) from the same period of 2016, primarily due to an increase in product development personnel related expenses. Product development expenses for the second quarter of 2017 increased 4% from the previous quarter. Product development expenses for the second quarter of 2017 accounted for 32% of the net revenue. Excluding share-based compensation charges, Non-GAAP product development expenses for the second quarter of 2017 accounted for 27% of the net revenue, which decreased from 31% for the same period of 2016 and decreased from 28% for the previous quarter.

Sales and marketing expenses for the second quarter of 2017 increased by 49% to RMB2.0 billion (US$295 million) from the same period of 2016, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses for the second quarter of 2017 increased 6% from the previous quarter. Sales and marketing expenses for the second quarter of 2017 accounted for 31% of the net revenue. Excluding share-based compensation charges, Non-GAAP sales and marketing expenses for the second quarter of 2017 accounted for 30% of the net revenue, which increased from 29% for the same period of 2016 and remained consistent with the previous quarter.

General and administrative expenses for the second quarter of 2017 increased by 19% to RMB608 million (US$90 million) from the same period of 2016, primarily due to an increase in general and administrative personnel related expenses and consulting expenses. General and administrative expenses for the second quarter of 2017 decreased 5% from the previous quarter. General and administrative expenses for the second quarter of 2017 accounted for 9% of the net revenue. Excluding share-based compensation charges, Non-GAAP general and administrative expenses accounted for 7% of the net revenue, which decreased from 8% for the same period of 2016 and remained consistent with the previous quarter.

Income from operations for the second quarter of 2017 was RMB645 million (US$95 million), compared to loss of RMB396 million for the same period of 2016 and income of RMB414 million for the previous quarter. Excluding share-based compensation charges, Non-GAAP income from operations was RMB1.2 billion (US$173 million), compared to RMB182 million for the same period of 2016 and RMB936 million for the previous quarter.

Operating margin was 10% for the second quarter of 2017, compared to -9% for the same period of 2016, and 7% for the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin was 18%, compared to 4% for the same period of 2016 and 15% for the previous quarter.

Income tax expense for the second quarter of 2017 was RMB529 million (US$78 million), compared to RMB53 million for the same period of 2016 and RMB148 million for the previous quarter. The change in the Group’s effective tax rates is primarily due to the change in profitability in the subsidiaries with different tax rates and certain non-tax deductible losses including the share based compensation.

Net income attributable to Ctrip’s shareholders for the second quarter of 2017 was RMB327 million (US$48 million), compared to net loss of RMB521 million for the same period of 2016 and net income of RMB82 million for the previous quarter, primarily due to the net gain recognized from a number of investing activities.

Diluted earnings per ADS were RMB0.59 (US$0.09) for the second quarter of 2017. Excluding share-based compensation charges, Non-GAAP diluted earnings per ADS were RMB1.49 (US$0.22) for the second quarter of 2017.

As of June 30, 2017, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB42 billion (US$6 billion).

Business Outlook

For the third quarter of 2017, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 35-40%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on August 30, 2017 (or 8:00AM on August 31, 2017 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for twelve months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.800.219.3192, International dial-in number +1.617.597.5412, Passcode 73775212#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PCRWLE6WB.

A telephone replay of the call will be available after the conclusion of the conference call until September 6, 2017.  The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 95039104.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Ctrip operates, failure to successfully develop Ctrip’s existing or future business lines, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Ctrip’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12229
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	18,434,681,251	16,196,266,530	2,389,076,532
Restricted cash	1,744,490,307	1,967,095,499	290,162,037
Short-term investment	14,112,862,288	24,259,372,528	3,578,448,000
Accounts receivable, net	4,624,818,322	5,266,699,517	776,879,548
Prepayments and other current assets	6,994,589,672	7,096,517,421	1,046,792,061

Total current assets	45,911,441,840	54,785,951,495	8,081,358,178

Long-term deposits and prepayments	1,147,279,197	1,197,325,755	176,614,954
Land use rights	99,544,772	98,153,068	14,478,349
Property, equipment and software	5,591,960,081	5,647,530,298	833,055,079
Investment	20,532,822,365	22,166,556,356	3,269,741,176
Goodwill	56,015,185,590	56,218,081,472	8,292,608,599
Intangible assets	13,924,769,931	13,736,713,759	2,026,273,178
Other long-term receivable	815,586,298	427,828,839	63,108,114
Deferred tax assets, non-current	375,311,594	403,491,741	59,518,201

Total assets	144,413,901,668	154,681,632,783	22,816,755,828

LIABILITIES
Current liabilities:
Short-term debt	6,887,309,589	10,587,149,173	1,561,687,663
Accounts payable	7,278,791,082	7,029,505,820	1,036,907,324
Salary and welfare payable	2,508,430,757	2,578,007,248	380,276,319
Taxes payable	1,084,241,429	928,723,072	136,993,948
Advances from customers	8,190,840,057	7,782,891,124	1,148,037,574
Accrued liability for customer reward program	658,170,680	631,248,684	93,114,139
Other payables and accruals	3,687,242,592	5,229,738,409	771,427,494

Total current liabilities	30,295,026,186	34,767,263,530	5,128,444,461

Deferred tax liabilities, non-current	3,607,882,808	3,536,174,707	521,613,545
Long-term debt	34,650,673,553	35,595,921,305	5,250,677,991
Other long-term liabilities	339,566,619	478,675,528	70,608,400

Total liabilities	68,893,149,166	74,378,035,070	10,971,344,397

SHAREHOLDERS’ EQUITY
Share capital	4,960,354	5,139,501	758,117
Additional paid-in capital	65,819,998,701	70,425,644,869	10,388,335,797
Statutory reserves	237,495,820	237,473,826	35,029,255
Accumulated other comprehensive income	1,010,373,732	2,746,834,574	405,179,675
Retained Earnings	6,699,580,613	7,108,900,663	1,048,618,687
Treasury stock	(2,235,574,510)	(2,214,966,126)	(326,724,902)

Total Ctrip’s shareholders’ equity	71,536,834,710	78,309,027,307	11,551,196,629

Noncontrolling interests	3,983,917,792	1,994,570,406	294,214,802

Total shareholders’ equity	75,520,752,502	80,303,597,713	11,845,411,431

Total liabilities and shareholders’ equity	144,413,901,668	154,681,632,783	22,816,755,828

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30, 2016	March 31, 2017	June 30, 2017	June 30, 2017
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue:
Accommodation reservation	1,775,818,174	2,069,936,145	2,311,142,987	340,911,744
Transportation ticketing	2,003,426,795	2,875,375,346	2,992,330,356	441,392,232
Packaged-tour	473,931,453	701,832,134	612,297,777	90,318,732
Corporate travel	147,096,362	144,481,666	199,352,936	29,406,124
Others	142,119,432	341,645,121	346,439,294	51,102,517

Total revenue	4,542,392,216	6,133,270,412	6,461,563,350	953,131,349

Less: business tax and related surcharges	(131,107,435)	(48,208,523)	(45,794,149)	(6,754,997)

Net revenue	4,411,284,781	6,085,061,889	6,415,769,201	946,376,352

Cost of revenue	(1,233,148,536)	(1,189,306,790)	(1,124,094,146)	(165,812,716)

Gross profit	3,178,136,245	4,895,755,099	5,291,675,055	780,563,636

Operating expenses:
Product development *	(1,723,757,548)	(1,962,685,237)	(2,036,738,021)	(300,434,856)
Sales and marketing *	(1,340,183,930)	(1,880,630,701)	(2,001,471,557)	(295,232,776)
General and administrative *	(510,107,769)	(638,265,375)	(608,203,223)	(89,714,753)

Total operating expenses	(3,574,049,247)	(4,481,581,313)	(4,646,412,801)	(685,382,385)

(Loss)/ income from operations	(395,913,002)	414,173,786	645,262,254	95,181,251

Interest income	150,858,298	130,280,136	249,426,782	36,792,410
Interest expense	(162,964,862)	(260,257,970)	(383,446,788)	(56,561,413)
Other (expense)/income	(30,423,035)	(88,401,074)	397,102,679	58,575,764

(Loss)/ income before income tax expense and equity in income	(438,442,601)	195,794,878	908,344,927	133,988,012

Income tax expense	(52,984,311)	(148,445,807)	(529,202,309)	(78,061,497)
Equity in (loss)/ income of affiliates	(99,658,215)	27,267,588	(26,696,373)	(3,937,925)

Net (loss)/income	(591,085,127)	74,616,659	352,446,245	51,988,590

Less: Net loss/(income) attributable to noncontrolling interests	69,832,593	7,831,322	(25,574,176)	(3,772,392)

Net (loss)/ income attributable to Ctrip’s shareholders	(521,252,534)	82,447,981	326,872,069	48,216,198

Comprehensive (loss) /income attributable to Ctrip’s shareholders	(996,941,629)	1,233,112,187	912,668,705	134,625,803

Earnings per ordinary share
- Basic	(9.03)	1.27	4.97	0.73
- Diluted	(9.03)	1.21	4.72	0.70

Earnings per ADS
- Basic	(1.13)	0.16	0.62	0.09
- Diluted	(1.13)	0.15	0.59	0.09

Weighted average ordinary shares outstanding
- Basic	57,716,573	64,940,107	65,743,078	65,743,078
- Diluted	57,716,573	68,483,538	69,361,680	69,361,680

* Share-based compensation charges included are as follows:

Product development	345,176,289	283,241,889	305,271,403	45,029,930
Sales and marketing	69,056,692	48,779,212	58,994,568	8,702,162
General and administrative	163,806,574	189,720,083	163,592,798	24,131,223

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended June 30, 2017
	GAAP Result	% of Net revenue	Share-based Compensation	% of Net revenue	Non-GAAP Result	% of Net revenue

Product development	(2,036,738,021)	32%	305,271,403	5%	(1,731,466,618)	27%
Sales and marketing	(2,001,471,557)	31%	58,994,568	1%	(1,942,476,989)	30%
General and administrative	(608,203,223)	9%	163,592,798	3%	(444,610,425)	7%
Total operating expenses	(4,646,412,801)	72%	527,858,769	8%	(4,118,554,032)	64%

Income from operations	645,262,254	10%	527,858,769	8%	1,173,121,023	18%

Net income attributable to Ctrip’s shareholders	326,872,069	5%	527,858,769	8%	854,730,838	13%

Diluted earnings per ordinary share (RMB)	4.72		7.24		11.96

Diluted earnings per ADS (RMB)	0.59		0.90		1.49

Diluted earnings per ADS (USD)	0.09		0.13		0.22

	Quarter Ended March 31, 2017
	GAAP Result	% of Net revenue	Share-based Compensation	% of Net revenue	Non-GAAP Result	% of Net revenue

Product development	(1,962,685,237)	32%	283,241,889	5%	(1,679,443,348)	28%
Sales and marketing	(1,880,630,701)	31%	48,779,212	1%	(1,831,851,489)	30%
General and administrative	(638,265,375)	10%	189,720,083	3%	(448,545,292)	7%
Total operating expenses	(4,481,581,313)	74%	521,741,184	9%	(3,959,840,129)	65%

Income from operations	414,173,786	7%	521,741,184	9%	935,914,970	15%

Net income attributable to Ctrip’s shareholders	82,447,981	1%	521,741,184	9%	604,189,165	10%

Diluted earnings per ordinary share (RMB)	1.21		7.54		8.75

Diluted earnings per ADS (RMB)	0.15		0.94		1.09

Diluted earnings per ADS (USD)	0.02		0.14		0.16

	Quarter Ended June 30, 2016
	GAAP Result	% of Net revenue	Share-based Compensation	% of Net revenue	Non-GAAP Result	% of Net revenue

Product development	(1,723,757,548)	39%	345,176,289	8%	(1,378,581,259)	31%
Sales and marketing	(1,340,183,930)	30%	69,056,692	2%	(1,271,127,238)	29%
General and administrative	(510,107,769)	12%	163,806,574	4%	(346,301,195)	8%
Total operating expenses	(3,574,049,247)	81%	578,039,555	13%	(2,996,009,692)	68%

Loss/(income) from operations	(395,913,002)	-9%	578,039,555	13%	182,126,553	4%

Net loss/(income) attributable to Ctrip’s shareholders	(521,252,534)	-12%	578,039,555	13%	56,787,021	1%

Diluted earnings per ordinary share (RMB)	(9.03)		10.01		0.98

Diluted earnings per ADS (RMB)	(1.13)		1.25		0.12

Diluted earnings per ADS (USD)	(0.17)		0.19		0.02

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.7793 on June 30 2017 published by the Federal Reserve Board.